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Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong
Lisa Vanjoske
Chris Edwards
Celeste Murphy
Re: SQZ Biotechnologies Company Draft Registration Statement on Form S-1 Submitted July 21, 2020 CIK No. 0001604477

Ladies and Gentlemen:

On behalf of our client, SQZ Biotechnologies Company, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis on July 21, 2020 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Armon Sharei, Ph.D., the Company’s President and Chief Executive Officer, dated August 18, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Draft Submission as well as a copy of this letter.

August 27, 2020

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.

We note your statements that your Cell Squeeze technology has the potential to create well-tolerated cell therapies and that your goal is to use the SQZ approach to establish a more effective and safer paradigm for cell therapies. Given the early stage of development of your product candidates, please revise to eliminate disclosure suggesting that they may be safer and more effective than currently available treatments. In addition, this disclosure suggests that it may be likely that your candidates will be approved by the FDA or other agencies.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 1, 87 and 114 of Amendment No. 1.

2.	Please disclose the number of patients that are expected to be enrolled in the Phase 1 clinical trial for SQZ-PBMC-HPV, the number enrolled to date and the primary endpoints for the study.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 1 and 128 of Amendment No. 1.

3.

Please annotate your pipeline chart and balance your summary with disclosure about your collaboration with Roche in the development and commercialization of specific product candidates such as SQZ-PBMC-HPV, with each indication. Address material terms of the rights and obligations related to the development and sale of and related payments to be made in connection with those rights, including but not limited to payments to Roche and the commercialization rights of Roche.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 3 and 116 of Amendment No. 1.

4.

We note your disclosure regarding the upfront and potential milestone payments you may receive in connection with the collaboration with Roche. Please expand your disclosure to quantify the milestone payments received to date and describe the major milestones that are required to realize the full amount of the payments disclosed in this section.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 2 and 114 of Amendment No. 1.

August 27, 2020

Manufacturing, page 7

5.

We note the disclosure that you are developing a point-of-care system that could potentially reduce costs. Please include a brief discussion of the developmental and any regulatory steps that are necessary to implement the point-of-care system.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 7 and 148 of Amendment No. 1.

Company History, page 8

6.	Please explain the role of your scientific advisory board and clarify, here or in the appropriate section of your filing, how members are compensated.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 117 of Amendment No. 1.

Use of Proceeds, page 77

7.

Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to advance the development of SQZ-PBMC-HPV as a combination therapy and SQZ-AAC-HPV for the treatment of HPV+ tumors.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent amendment when it has more information about the size of the offering.

Business

SQZ APCs for Oncology, page 126

8.	We note that you and Roche will alternate U.S. commercial rights for each SQZ APC oncology product developed. Please clarify whether you or Roche will have U.S. commercial rights for SQZ-PBMC-HPV.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 116 and 126 of Amendment No. 1.

Intellectual Property, page 152

9.

Please expand your description of your patent portfolio related to the SQZ Technology and your product candidates to disclose the type of patent protection you have (such as composition of matter, use or process, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 153 of Amendment No. 1.

August 27, 2020

Description of Capital Stock, page 184

10.

Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between the recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price range.

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August 27, 2020

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,
/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	(via e-mail)

Armon Sharei, President and Chief Executive Officer, SQZ Biotechnologies Company

Peter N. Handrinos, Latham & Watkins LLP

Mitchell S. Bloom, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

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